July 12, 2017

VIA EDGAR AND U.S. MAIL

Mr. Lyn Shenk

Branch Chief

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561, U.S.A.

Re:	LATAM Airlines Group S.A.
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed March 30, 2017
File No. 001-14728

Dear Mr. Shenk:

By letter dated June 27, 2017, the staff of the Securities and Exchange Commission (the “Staff” and the “Commission,” respectively) provided comments to LATAM Airlines Group S.A.’s Form 20-F for the Fiscal Year Ended December 31, 2016. In response to the Staff’s comments and on behalf of LATAM Airlines Group S.A. and its consolidated subsidiaries (collectively, “LATAM” or the “Company”), we hereby submit the response below.

The Staff’s comment is set forth below in boldface type.

Form 20-F for Fiscal Year Ended December 31, 2016

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

F. Long Term Indebtedness

Tabular Disclosure of Contractual Obligations, page 67

1.	We note your disclosure that Fleet Commitments represent “the capex equivalent of purchasing all fleet arrivals.” We also note in FN 2 you state the totals reflect “LATAM’s estimates regarding (i) changes in scheduled delivery dates; (ii) conversion of certain aircraft types and (iii) aircraft of which we do not expect to take delivery.” It appears your disclosure of Fleet Commitments is based on your estimated fleet management including potentially converting aircraft types and cancelling or deferring orders. Please note the tabular disclosure of purchase obligations should disclose agreements to purchase goods or services that are enforceable and legally binding that specifies all significant terms (i.e., fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction). Refer to Item 5.F.2 of Form 20-F. Please clarify the nature of the $6.966 billion in Fleet Commitments disclosed as of December 31, 2016 with the footnote disclosures and guidance referenced above. In your response, please explain how you define the terminology “capex equivalent of purchasing all fleet arrivals” and clarify your disclosure as appropriate.

The Staff correctly observes that our disclosure is based on expected conversions of aircraft types and adjustments to aircraft quantities and delivery dates, as of December 31, 2016. As is common in this industry, we routinely negotiate amendments to our purchase agreements with our suppliers of aircraft to reflect these types of adjustments. Our tabular disclosure reflects commitments for the revised quantities, dates and aircraft type if as of December 31 we have agreed the commercial terms of the relevant amendment with the aircraft supplier. We prepare this section of the Form 20-F on the same basis on which we disclose forward-looking fleet information to the market as part of our quarterly earnings communications, which we believe is the most useful information to our investor and other readers of our Form 20-F based on our conversations with them. Moreover, even though all terms of the amendment may not be fully negotiated and executed as of December 31, the commercial terms reflect a meeting of the minds between the Company and the aircraft supplier, and are not simply our unilateral expectations. Accordingly, we believe that disclosure on this basis is appropriately responsive to the requirements of Form 20-F. In future filings, we will clarify the intended meaning of “estimated” to reflect the foregoing explanation.

We use the term in FN 3, “capex equivalent of purchasing all fleet arrivals,” to refer to our purchase commitments with aircraft suppliers as to which we have not entered into financing agreements as of December 31 of the year covered by the Form 20-F. The amounts reflected in the table in respect of these commitments is typically just the purchase price of the aircraft. As to aircraft for which we have entered into financing arrangements, the tabular disclosure reflects the contractual amounts we will be required to pay in the respective periods under the financing arrangements. Depending on the method of financing, these amounts might be payments under operating leases, payments under financial leases, or payments under corporate debt obligations. If financing arrangements with respect to an aircraft are completed in a fiscal year following the year in which the purchase commitment is entered into, the relevant “capex equivalent amount” would be removed from the table and replaced by the amounts based on the financing arrangements. We will clarify this presentation in future filings.

* * *

We are grateful for your assistance in this matter. We hope that our responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact María José Ortiz at (562) 2565 8765 or maria.ortiz@latam.com.

Sincerely,

/s/ Ramiro Alfonsin
Ramiro Alfonsin
Chief Financial Officer
LATAM Airlines Group S.A.